March 25, 2022

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

Shareholder Proposal for Anticompetitive Practices Report

Submitted at Gilead Sciences, Inc

We are writing to urge Gilead Sciences, Inc shareholders to VOTE FOR Proposal 9 (oversight of risks related to anticompetitive practices) on the Company’s 2022 proxy.

The Shareholder Proposal

Shareholders of Gilead Sciences, Inc. (“Gilead”) ask the board of directors to report to shareholders on how it oversees risks related to anticompetitive practices, including whether the full board or board committee has oversight responsibility, whether and how consideration of such risks is incorporated into board deliberations regarding strategy, and the board’s role in Gilead’s public policy activities related to such risks. The report should be prepared at reasonable expense and should omit confidential or proprietary information, as well as information about existing litigation and claims of which Gilead has notice.

Why should shareholders be concerned with anti-competitive practices in the pharmaceutical industry?

Anticompetitive practices can often push the limits of law and regulation and have drawn significant scrutiny from federal regulators. The Food and Drug Administration has focused on promoting competition as a way to moderate drug prices,i issuing a Drug Competition Action Plan and policy guidanceii and a Biosimilars Action Plan.iii Former FDA Commissioner Scott Gottlieb complained at a roundtable on generic drugs that branded companies “are exploiting loopholes in our rules in ways that upset the careful balance between access and innovation.”iv

Further, the Federal Trade Commission (FTC) has focused on curbing anti-competitive conduct in the pharmaceutical sector, with then acting Chairwoman Rebecca Kelly Slaughter stating in May 2021 that “[f]or decades, the FTC has challenged a number of illegal anticompetitive practices in the pharmaceutical industry that can lead to high drug prices. The Commission should consider ways to build on this work by addressing emerging and evolving practices that have the potential to harm consumers [and] . . . when investigating potentially anticompetitive conduct, we should consider the full breadth of the FTC Act’s prohibition on unfair methods of competition.”

The proponents believe strategies to expand monopolies, through such anticompetitive practices such as pay-for-delay, product hopping, evergreening of patents, pricing collusion, etc. without any meaningful new science or invention do not help create long-term value for the company or for shareholders. More importantly, it exacts a heavy cost on health systems and communities. Engaging in such practices presents legal, financial, regulatory, and reputational risks that, unmanaged, may threaten a company’s social license to operate.

Gilead is facing a host of legal actions surrounding its HIV drug, Truvada (TDF).

•	Wrongly profited off government patents: Gilead is currently facing a lawsuit from the U.S. Department of Health and Human Services (HHS) for infringement of the Centers for Disease Control and Prevention’s government-owned patents for PrEP drugs; if HHS prevails, it could be able to license other PrEP drugs and receive royalties for their use[1]
•	Kept safer medications off the market: Other lawsuits allege that Gilead sidelined its safer, newer HIV drugs to reap as much revenue as possible from the older generation before the new products hit the market[2]. The suit alleges because of that delay, patients who took the TDF meds needlessly developed kidney and bone problems associated with the older drugs, which require much higher doses than the TAF-based regimens do.
•	Colluded with other brand name manufacturers to keep prices high: Gilead is facing accusations from consumers who allege that Gilead entered into deals with Bristol-Myers Squibb and Johnson & Johnson that blocked competition for HIV combination drugs and caused artificially inflated prices for the company’s drugs[3]. The company recently had to pay shareholders nearly $2 million in legal fees related to this case.

We are concerned that these strategic risks are not fully addressed by Gilead’s board of directors

Gilead’s Statement in Opposition to the proposal does not mention anticompetitive practices, nor does it discuss risks related to specific anticompetitive practices relevant to Gilead such as pricing collusion. Instead, the company points to information in the proxy statement and other SEC filings about decision-making around pricing and actions it has taken to address pricing and access concerns under board oversight.

Gilead has not disclosed any information as to how the Board oversees risks related to anti-competitive practices, which is the essential objective of the Proposal. Gilead’s board should be able to demonstrate to shareholders that it has applied rigorous oversight, with clear criteria, expectations and regular review, to management decisions about pricing, patents, and innovation. Boilerplate or vague language about general strategic oversight is not sufficient in light of intensive regulatory scrutiny over practices both within the US and abroad.

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1 https://www.fiercepharma.com/pharma/gilead-loses-another-prep-patent-challenge-against-hhs-sending-dispute-to-federal-court

2 https://www.fiercepharma.com/pharma/gilead-fails-to-convince-judge-to-toss-hiv-drug-case

3 https://www.washingtonpost.com/business/economy/gilead-is-accused-of-cutting-anti-competitive-deals-to-extend-profit-on-hiv-drug-cocktails/2019/05/14/94e79c56-75ad-11e9-bd25-c989555e7766_story.html

Conclusion

In December 2021, The U.S. House of Representatives Committee on Oversight and Reform released their report on drug pricing, specifically calling out the kind of risks this proposal is seeking to mitigate:

Drug companies have raised prices relentlessly for decades while manipulating the patent system and other laws to delay competition from lower-priced generics. These companies have specifically targeted the U.S. market for higher prices, even while cutting prices in other countries, because weaknesses in our health care system have allowed them to get away with outrageous prices and anticompetitive conduct4.

This mounting pressure on Gilead from regulators, enforcers, and other market participants regarding anticompetitive practices could increase pressure for new regulation, increase risk for investors, and have substantial impacts on the public. Given the widespread concern and rapidly changing environment, we believe that robust board oversight would improve Gilead’s management of risks related to anticompetitive practices and that shareholders would benefit from more information about the board’s role.

We therefore urge shareholders to vote FOR Proposal 9

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

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4 https://oversight.house.gov/sites/democrats.oversight.house.gov/files/DRUG%20PRICING%20REPORT%20WITH%20APPENDIX%20v3.pdf